TransAlta Appoints Mr. Thomas Jenkins to its Board of Directors

CALGARY, Alberta August 26, 2014 – TransAlta Corporation (TSX:TA) (NYSE:TAC) is pleased to announce that its Board of Directors has appointed Mr. P. Thomas (Tom) Jenkins, OC, CD, to its Board of Directors effective September 1, 2014.

"We are pleased to have attracted such a strong new member to our Board of Directors and look forward to his contribution to the Company" said Ambassador Gordon Giffin, Chair of the Board. “Tom’s extensive business experience and knowledge, particularly in technology and finance, will complement and strengthen our robust Board.”

Mr. Thomas Jenkins is Chairman of Open Text Corporation and has served as a member of its board since 1994. Mr. Jenkins also served as President and Chief Executive Officer of Open Text from 1994 to 2005 and as Executive Chairman and Chief Strategy Officer from 2005 to 2013. Prior to that he served in several managerial and technical capacities at various technology companies.

Mr. Jenkins has been active for more than 30 years in innovation and economic development in both the private and public sectors in Canada. He is also a director of Thomson Reuters Inc., an Executive Fellow at the School of Public Policy at the University of Calgary, a director of the C.D. Howe Institute, the National Research Council of Canada and the Canadian Council of Chief Executives.

Prior to his work in the private sector, Mr. Jenkins served as a commissioned officer in the Canadian Forces Reserve and currently serves as Honorary Colonel of the Royal Highland Fusiliers of Canada (RHFC), a reserve infantry regiment in the Waterloo Region. Mr. Jenkins is a member of the board of the Canadian Forces Staff College Trust in Toronto.

Mr. Jenkins holds an M.B.A. from the Schulich School of Business at York University, an M.A.Sc. in electrical engineering from the University of Toronto and a B.Eng. & Mgt. in Engineering Physics and Commerce from McMaster University. Mr. Jenkins also received an honorary doctorate of laws (LLD) from the University of Waterloo and an honorary doctorate of philosophy (PhD) in military science from the Canadian Forces College (Royal Military College).

Mr. Jenkins was appointed an Officer of the Order of Canada (OC) in 2011 for his contributions to education and innovation in Canada and the Canadian Forces Decoration (CD) in 2013.

TransAlta looks forward to the contributions Mr. Jenkins will make to its Board of Directors.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	North American Media inquiries:
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